SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series VII Fixed Rate Notes in a principal amount of US$ 2,079,336, due 2013.

CRESUD Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Fixed Rate Series VII Notes in a principal amount of US$ 2,079,336 due 2013

The Company informs that on September 6, 2011, will start the payment of the second installment of interests related to the Series VII Notes issued on March 10, 2011.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina)

Date of effective payment:	September 6, 2011

Number of service to be paid:	Second installment of interests

Period comprised by the payment:	June 8, 2011/ September 6, 2011

Concept of payment:	Interests (100%)

Payment Currency:	The payment will be made in Pesos at the Applicable Exchange Rate.

Capital Outstanding:	US$ 2,079,336

Annual Nominal Interest:	4.00%

Interest being paid:	US$ 20,508.52

Applicable Exchange Rate:	To be determined as established in the Pricing Supplement

Interests will be paid through Caja de Valores S.A. to the noteholders at whose name the Notes were registered on September 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 20, 2011.